UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


         _______________________________________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 20)

                       WMS INDUSTRIES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           969-901-107
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (617) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         January 6, 1997
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box is a fee is being paid with this statement / /.

CUSIP No. 969-901-107

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     SUMNER M. REDSTONE
     S.S. No.
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)     PF
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization    United States
---------------------------------------------------------
Number of      (7)  Sole Voting Power        0
  Shares	-----------------------------------------
Beneficially   (8)  Shared Voting Power      6,917,700*
 Owned by	-----------------------------------------
   Each        (9)  Sole Dispositive Power    6,917,700**
Reporting	-----------------------------------------
  Person       (10) Shared Dispositive Power      0
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    6,917,700
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares  (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       28.59%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions)  IN
---------------------------------------------------------


*Voting power subject to Voting Proxy Agreement described in Item
6 of Amendment No. 19 to this Statement.
**Includes shares owned by National Amusements, Inc.

CUSIP No.  969-901-107

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     NATIONAL AMUSEMENTS, INC.
     I.R.S. Identification No. 04-2261332
---------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
---------------------------------------------------------
/  / (b)
---------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------
(4)  Sources of Funds (See Instructions)     WC
---------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------
(6)  Citizenship or Place of Organization    Maryland
---------------------------------------------------------
Number of      (7)  Sole Voting Power        0
  Shares	-----------------------------------------
Beneficially   (8)  Shared Voting Power      3,483,900*
 Owned by	-----------------------------------------
   Each        (9)  Sole Dispositive Power   3,483,900
Reporting	-----------------------------------------
  Person       (10) Shared Dispositive Power      0
  With
---------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                            3,483,900
---------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares  (See Instructions)
---------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         14.4%
---------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                          CO
---------------------------------------------------------


*Voting power subject to Voting Proxy Agreement described in Item
6 of Amendment No. 19 to this Statement.

This Amendment No. 20 hereby amends the Statement on Schedule 13D, previously filed by Mr. Sumner M. Redstone and National Amusements, Inc. with respect to the common stock, $.50 par value (the "Common Stock"), of WMS Industries Inc. ("WMS"), as follows:



Item 2.        Identity and Background

          Item 2 is hereby amended as follows:

          Mr. Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham,
Massachusetts 02026.   Mr. Redstone's principal occupation is
Chairman, President and Chief Executive Officer of National Amusements, Inc. ("NAI"), 200 Elm Street, Dedham, Massachusetts 02026, and Chairman of the Board, Chief Executive Officer of Viacom Inc.("Viacom"), 1515 Broadway, New York, New York 10036.

          NAI has its principal executive offices at 200 Elm
Street, Dedham, Massachusetts 02026.   NAI's principal businesses
are owning and operating movie theatres and holding the common
stock of Viacom.   Mr. Sumner M. Redstone may be deemed to be a
beneficial owner of 75% of the issued and outstanding shares of capital stock of NAI.

          The directors and executive officers of NAI are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

          (i)  name;

          (ii) business address (or residence address)

          (iii)present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          All of the directors and executive officers of NAI are citizens of the United States.

          During the last five years, neither of the Reporting Persons nor any person listed on Schedule I have been convicted in a criminal proceeding or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.        Purpose of Transaction
	       -----------------------

          Item 4 is amended and supplemented as follows:

          The securities have been acquired for the purpose of investment. The Reporting Persons have previously received governmental approval pursuant to the Hart-Scott-Rodino Antitrust
Improvements Act of 1976 to purchase additional

Common Stock of WMS so that their aggregate holdings may exceed 25%, but not equal or exceed 50%, of the outstanding Shares of Common
Stock of WMS.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

     Item 5 is amended and supplemented as follows:

          (a) National Amusements, Inc. is currently the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 14.4%, of the issued and outstanding Common Stock of WMS (based on the number of shares of Common Stock that were reported by WMS to be issued and outstanding as of November 30, 1996).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and shared voting power, of 3,433,800 shares, or approximately 14.19%, of the issued and outstanding shares of the Common Stock of WMS (based on the number of shares of Common Stock that were reported by WMS to be issued and outstanding as of November 30,
               1996). As a result of his stock ownership in National Amusements, Inc., Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of the issued and outstanding shares of Common Stock of WMS, for a total of 6,917,700 shares of the Common Stock, or approximately 28.59% of the issued and outstanding shares of Common Stock of WMS (based on the number of shares of Common Stock that were reported by WMS to be issued and outstanding as of November 30, 1996).

          (c) Ms. Shari Redstone is currently the beneficial owner, with sole dispositive and voting power of 8,000 shares, or approximately .03% of the issued and outstanding shares of Common Stock of WMS (based on the number of shares of Common Stock that were reported by WMS to be issued and outstanding as of November 30, 1996).

     All shared voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.

             Transactions since September 26, 1995,
         the date of Amendment No. 19 to this Statement
	 -----------------------------------------------



                       Sumner M. Redstone

                                             When and How
Date      No. of Shares       Price          Executed

1/2/97          50,000        19 3/4         Bear, Stearns,
                                             New York, NY

1/2/97          55,900        19 7/8              "

1/2/97          82,700        20                  "

1/2/97          30,800        20 1/8              "

1/6/97         180,600        20                  "

                    National Amusements, Inc.


Date      No. of Shares       Price          Executed

1/6/97         354,400        20             Bear, Stearns,
                                             New York, NY

1/6/97           2,200        20 3/4              "

1/6/97          15,000        20 7/8              "

1/6/97          79,100        21                  "

1/7/97          23,500        20 7/8              "

1/7/97          18,700        21                  "

1/7/97           8,500        21 1/8              "

1/7/97          30,500        21 1/4              "

1/7/97          21,200        21 3/8              "

1/7/97          25,500        21 1/2              "

1/7/97          10,000        22                  "


          All of the above transactions were purchases.



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



                           Schedule I
                       Executive Officers

                                                    Name and
                                                    Address of
                                                    Corporation
                  Business or                       or Other
Name              Residence      Principal          Organization
                  Address        Occupation or      in which
                                 Employment         Employed
-----------	  ------------   --------------     ------------
Sumner M.         Viacom Inc.    Chairman of the    National
Redstone*         1515 Broadway  Board, Chief       Amusements,
                  New York, NY   Executive Officer  Inc.
                  l0036          of Viacom Inc.,    200 Elm
                                 Chairman of the    Street
                                 Board, President   Dedham, MA
                                 and Chief          02026
                                 Executive Officer
                                 of National
                                 Amusements, Inc.


Shari Redstone*   National       Executive Vice     National
                  Amusements,    President of       Amusements,
                  Inc.           National           Inc.
                  200 Elm        Amusements, Inc.   200 Elm
                  Street                            Street
                  Dedham, MA                        Dedham, MA
                  02026                             02026


Jerome Magner     National       VP and Treasurer   National
                  Amusements,    of National        Amusements,
                  Inc.           Amusements, Inc.   Inc.
                  200 Elm                           200 Elm
                  Street                            Street
                  Dedham, MA                        Dedham, MA
                  02026                             02026


                            DIRECTORS

George S. Abrams  Winer &        Attorney           Winer &
                  Abrams                            Abrams
                  60 State                          60 State
                  Street                            Street
                  Boston, MA                        Boston, MA
                  02109                             02109


David Andelman    Lourie and     Attorney           Lourie and
                  Cutler                            Cutler
                  60 State                          60 State
                  Street                            Street
                  Boston, MA                        Boston, MA
                  02109                             02109




--------------------------
*Also a Director

Philippe P.       Viacom Inc.    Deputy Chairman,   Viacom Inc.
Dauman            1515 Broadway  Executive Vice     1515 Broadway
                  New York, NY   President,         New York, NY
                  l0036          General Counsel    l0036
                                 and Chief
                                 Administrative
                                 Officer of Viacom
                                 Inc.


Martin Davis      Wellspring     President of       Wellspring
                  Associates     Wellspring         Associates
                  Inc.           Associates         Inc.
                  625 Fifth                         625 Fifth
                  Avenue                            Avenue
                  New York, NY                      New York, NY
                  10020                             10020


Brent D. Redstone c/o Showtime   Director of        National
                  Networks Inc.  National           Amusements,
                  8101 E.        Amusements, Inc.   Inc.
                  Prentice                          200 Elm
                  Avenue                            Street
                  Suite 704                         Dedham, MA
                  Englewood, CO                     02026
                  80111


Phyllis Redstone  98 Baldpate    N/A                N/A
                  Hill Road
                  Newton
                  Centre, MA
                  02159
                  (Residence)

                           Signatures


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



January 7, 1997               /s/  Sumner M. Redstone
			      -----------------------
                                   Sumner M. Redstone
                                   Individually



                              National Amusements, Inc.


                              By:  /s/ Sumner M. Redstone
				--------------------------
                                   Sumner M. Redstone
                                   Chairman, President and
                                   Chief Executive Officer